Exhibit 99.2

SPROTT INC.

Report of Voting Results

Submitted Pursuant to
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 5, 2023

The following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting (the “Meeting”) of shareholders (“Shareholders”) of Sprott Inc. (the “Company”) held on May 5, 2023.

At the Meeting, Shareholders voted by ballot on the following matters:

1.	Election of Directors

The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

Nominee	Votes For	%	Votes Withheld	%
Ronald Dewhurst	14,573,906	98.427%	232,956	1.573%
Graham Birch	13,783,223	93.087%	1,023,638	6.913%
Whitney George	14,659,951	99.008%	146,910	0.992%
Barbara Connolly Keady	13,874,655	93.704%	932,207	6.296%
Judith O’Connell	13,961,173	94.289%	845,689	5.711%
Catherine Raw	14,610,898	98.677%	195,964	1.323%

2.	Appointment of Auditors

A resolution re-appointing KPMG LLP as auditors of the Company and authorizing the board of directors of the Company to fix the auditors’ remuneration and terms of engagement was passed. The results of the vote were:

Votes For	%	Votes Withheld	%
18,470,725	99.630%	68,609	0.370%

3.	Approval of Unallocated Awards Under the Employee Profit Sharing Plan for Non-U.S. Employees

A resolution approving the unallocated awards under the employee profit sharing plan for non-U.S. employees as more particularly described in the Management Information Circular dated March 21, 2023 of the Company was passed. The results of the vote were:

Votes For	%	Votes Against	%
8,617,171	58.197%	6,189,689	41.803%

4.	Approval of Unallocated Awards Under the Equity Incentive Plan for U.S. Service Providers

A resolution approving the unallocated awards under the equity incentive plan for U.S. service providers as more particularly described in the Management Information Circular dated March 21, 2023 of the Company was passed. The results of the vote were:

Votes For	%	Votes Against	%
10,778,502	72.794%	4,028,358	27.206%

DATED this 5th day of May, 2023.

SPROTT INC.

Per:	“Arthur Einav”
Arthur Einav
Corporate Secretary